Filed by EMC Corporation.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934
                                              Subject Company: Documentum, Inc.
                                                  Commission File No. 000-27358


This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 13, 2003 (the "Merger Agreement"), by and among EMC Corporation ("EMC"), Elite Merger Corporation, a wholly owned subsidiary of EMC, and Documentum, Inc. ("Documentum"). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by EMC on October 14, 2003, and is incorporated by reference into this filing.



The following is a Company information summary.




Additional Information and Where to Find it

In connection with the proposed transaction, EMC and Documentum intend to file a proxy statement/prospectus with the U.S. Securities and Exchange Commission (the "SEC"). Investors and security holders of EMC and Documentum are advised to read the proxy statement/prospectus when it becomes available, because it will contain important information about EMC, Documentum and the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when available, and other documents filed by EMC and Documentum with the SEC at the SEC's website at www.sec.gov. Free copies of the proxy statement/prospectus, when available, and each company's other filings with the SEC also may be obtained from the respective companies. Free copies of EMC' filings may be obtained by directing a request to EMC. You can request this information via the web at www.EMC.com/IR/request or by sending a written request to EMC Investor Relations, EMC Corporation, 176 South Street, Hopkinton, MA 01748. Free copies of Documentum's filings may be obtained by directing a request to Documentum Investor Relations, Documentum, Inc., 6801 Koll Center Parkway, Pleasanton, CA 94566. In addition, investors and security holders may access copies of the documents filed with the SEC by EMC on EMC's website at www.emc.com, and investors and security holders may access copies of the documents filed with the SEC by Documentum on Documentum's website at www.documentum.com.

Documentum, its directors and executive officers may be deemed to be participants in the solicitation of proxies from Documentum stockholders in favor of the proposed transaction. A description of the interests of the directors and executive officers of Documentum is set forth in Documentum's proxy statement for its 2003 annual meeting, which was filed with the Securities and Exchange Commission on April 24, 2003. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/prospectus and the other relevant documents filed with the Securities and Exchange Commission when they become available.


                                      ###

Forward Looking Statements

This document contains "forward-looking statements" as defined under the Federal Securities Laws. Actual results could differ materially from those projected in the forward-looking statements as a result of certain risk factors, including but not limited to: (i) risks associated with strategic investments and acquisitions, including the challenges and costs of closing, integration, restructuring and achieving anticipated synergies associated with the announced plans to acquire LEGATO Systems, Inc. (Nasdaq: LGTO) and Documentum, Inc.; (ii) adverse changes in general economic or market conditions; (iii) delays or reductions in information technology spending; (iv) the transition to new products, the uncertainty of customer acceptance of new product offerings, and rapid technological and market change; (v) insufficient, excess or obsolete inventory; (vi) competitive factors, including but not limited to pricing pressures; (vii) component quality and availability; (viii) the relative and varying rates of product price and component cost declines and the volume and mixture of product and services revenues; (ix) war or acts of terrorism; (x) the ability to attract and retain highly qualified employees; (xi) fluctuating currency exchange rates; and (xii) other one-time events and other important factors disclosed previously and from time to time in EMC's and Documentum's filings with the U.S. Securities and Exchange Commission. EMC and Documentum disclaim any obligation to update any such-forward looking statements after the date of this document.

Slide 1 -

Appendix - Facts and Figures



Slide 2 -

Documentum/EMC Facts and Figures - 2002 data

Fact                       EMC                         Documentum                    Legato
---------------------------------------------------------------------------------------------------------------
Revenues '02              $5.4B                       $227MM                         $261M
---------------------------------------------------------------------------------------------------------------
Open Software Revenue     $110 M license only         $69MM (36MM/52% Svcs,33MM/    $76.6 (34.8 SW; 41.7 SVCS)
Q2'03                                                 48% Lic.)
                                                      3Q forecast: $73.5MM
                                                      LTM: $275MM
---------------------------------------------------------------------------------------------------------------
Channel Mix               Slightly less than          Direct 87%                    Direct 25%
                          2/3 Direct                  Indirect 13%                  Indirect 75%
                             More than 1/3 Indirect
---------------------------------------------------------------------------------------------------------------
Geographic Mix            2Q'03                       License Revenue (2Q03)        NA 54%
                          NA 60%                      NA: 53%                       EMEA 35%
                          EMEA 27%                    Europe: 38%                   ROW 11%
                          ROW 13%                     ROW: 9%
---------------------------------------------------------------------------------------------------------------
Number of employees WW    17,200                      Approx. 1144                  1560
                                                      179 (G&A)
---------------------------------------------------------------------------------------------------------------
Total 2002 R&D spend      $781M                       $38M                          69M
                          EMC spends 75% of R&D
                          on SW (Platform +
                          Multi-platform)

---------------------------------------------------------------------------------------------------------------
Number of R&D employees   3000                        266                           452

---------------------------------------------------------------------------------------------------------------

Slide 3 -

Documentum/EMC Facts and Figures - 2002 data

----------------------------------------------------------------------------------------------------------------------------
Fact                     EMC                               Documentum                       Legato
----------------------------------------------------------------------------------------------------------------------------
Number of sales reps    5600 (customer facing employees)   573 customer facing personnel   230 reps; 140 SEs
                                                           420 are commissioned            500 customer facing personnel
----------------------------------------------------------------------------------------------------------------------------
Number of customers     Presence in majority of Fortune    Enterprise focus                31,000 installed customers
                        1000
                                                           2500 overall                    Over 350 of Global 500 (>70%)
                        Approx. 9,900 customers at the
                        parent company level               Mostly Global 2000
----------------------------------------------------------------------------------------------------------------------------
Product focus           Storage systems, software,         Enterprise Content Management  Information Access (App/Email
                        services                           Solutions with five editions:  XTender)
                                                           o records management,
                                                           o digital asset management,    Application Availability
                                                           o Documents management         (RepliStor, Cluster Server)
                                                           o Collaboration content
                                                           o Web content                  Information Protection (Networker,
                                                                                          DiskXtender, AlphaStor)
----------------------------------------------------------------------------------------------------------------------------
Product Mix             2Q'03 Total     2Q'03 Storage      (2Q03)                         FY02
                        54% Systems     55% Systems        52 % Services                  43% License
                        22% Software    22% Software       48 % Licensing                 7% Royalty
                        22% Services    23% Services                                      49% Service/Maintenance
                        3% Other
----------------------------------------------------------------------------------------------------------------------------
Customer Satisfaction   >95%                               High (no satisfaction scores   92% cust sat and renewals over 90%
                                                           available): 60-80% of revenue  (Q2 current)
                                                           from existing customers (77%
                                                           in 2Q02)
----------------------------------------------------------------------------------------------------------------------------
Number of channel       300                                550 (source: CIBC) - [approx.]   Over 400 channel partners
partners                                                   76% of revenue influenced by
                                                           partners                         1028 certified specialists

----------------------------------------------------------------------------------------------------------------------------